Mail Stop 4561

      							July 28, 2005

Bruno Bonnell
Interim Chief Executive Officer
Atari, Inc.
417 Fifth Avenue
New York, NY 10016

	Re:	Atari, Inc.
		Form 10-K for the Fiscal Year Ended March 31, 2005
      File No. 000-27338

Dear Mr. Bonnell:

		We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2005

Item 9A. Controls and Procedures, page 46

1. We note that your Interim Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective, "in timely alerting them to material information relating to Atari (including consolidated subsidiaries) required to be included in our periodic SEC filings." Please confirm that your officers concluded that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commissions rules and forms.
We refer you to Exchange Act Rule 13a-15(e). Also, confirm that you will disclose the conclusions of your Interim Chief Executive and Chief Financial Officers regarding the effectiveness of your disclosure controls and procedures pursuant to Exchange Act Rule 13a-
15(e), in your future periodic reports.

2. We note your statement that "in designing and evaluating our disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." Please confirm that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your disclosure controls and procedures are effective at that level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Controls Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238. Also, confirm that you will comply with this guidance in your future periodic reports.

Consolidated Statements of Operations and Comprehensive Income
(Loss), page F-3

3. Tell us what consideration you gave to reporting revenues and expense earned and incurred, respectively, from transactions with related parties separately on the consolidated statements of operations and comprehensive income (loss) pursuant to Regulation S-
X, Rules 5-03(b)(1) and (2) and 4-08(k).

Note 2 - Recapitalization and Other Corporate Matters

Recapitalization, page F-15

4. We note that you entered into an agreement with IESA in September
2003 which resulted in the exchange of all your related party convertible debt with IESA and certain of its wholly-owned subsidiaries into shares of your common stock. In connection with this agreement you changed the conversion privileges of the debt and issued IESA stock that was more favorable than was available under the original terms of the 5% subordinated convertible debt. We further note that you accounted for the incremental value resulting from the change in conversion terms as a dividend and classified the dividend as a reduction to net income to arrive at net loss attributable to common stockholders in your consolidated statement of operations and comprehensive income (loss) for the year ended March
31, 2004. Tell us your basis for recording the incremental value as a dividend as opposed to an expense within net income and the accounting literature that you applied when making this determination. As part of your response, clarify whether the change in conversion privileges was considered an inducement offer based on the criteria in paragraph 2 of SFAS 84. If so, tell us how you considered SFAS 84, paragraph 3 when accounting for the change in conversion terms. If not, tell us how you considered APB 26, paragraphs 20 and 21.

*****

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christopher White, Staff Accountant, at (202) 551-3461, Melissa Walsh, at (202) 551-3224 or me at (202) 551-3488
if
you have any questions regarding our comment on the financial statements and related matters.


								Sincerely,


								Stephen Krikorian
								Accounting Branch Chief


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Bruno Bonnell
Atari, Inc.
July 28, 2005
page 1